Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	87.884 million
52-Week Trading Range:	C$0.025 - $0.50

– NEWS RELEASE –

Pure Nickel Exploration Update

TORONTO: December 18, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to provide an update on several of its exploration programs.

MAN, Alaska – ITOCHU Partnership and Summer Drill Program
On November 5, 2008 Pure Nickel announced it had entered into an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US $40 million. ITOCHU will reimburse Pure Nickel for expenditures incurred in 2008 at MAN and will fund next year’s exploration activity to a combined maximum of US $6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

The summer 2008 drill program at MAN was focused on the Beta complex. The program encountered operational challenges. Drill production was less than expected and all holes were lost or abandoned before they reached targeted depth. Nevertheless, the drill holes, which targeted broad VTEM conductors, intersected wide zones of weakly disseminated sulphides one of which contained enhanced sulphide concentrations over 0.50 m grading 1.39% Ni and 1.27% Cu . Pure Nickel geologists, were able to initiate a comprehensive prospecting and mapping program and fully acquaint ITOCHU’s geological team with the four major ultramafic complexes that comprise the property and lay the foundation for the partnership and the direction of future exploration.

As the project operator Pure Nickel is now developing the 2009 exploration program for the MAN property in collaboration with its option partner. Plans will be announced over the coming months.

William Lake, Manitoba – 2008 PGE Assays and 2009-2010 Program Planning
Pure Nickel was extremely pleased with the results of its winter 2008 drill program, in particular the discovery of a new mineralized zone. Our plans are to execute the next drill program at William Lake in the fall of 2009.

Initial assay results from William Lake which were released this spring did not report on the Platinum Group Elements (PGEs). Pure Nickel selected 130 samples for PGE analysis. Samples with nickel values in the 0.5 to 1.0% range for analysis are in serpentinized ultramafic rocks with disseminated sulphides, and generally contain 200-400 ppb platinum and palladium. Semi-massive and massive sulphide concentrations with nickel concentrations in the 2.8% to 5.6% nickel range were found to contain platinum and palladium concentrations in the 1060 to 1750 ppb range. Palladium was always present in much higher concentrations than platinum in the analysed samples.

HPM/Forgues, Quebec - Optionee Intersects Significant Nickel and Identifies New Drill Targets
Over the summer of 2008, Pure Nickel’s option partner, Manicouagan Mineral Inc., completed 17 diamond drill holes for an aggregate of 3,388 metres on the Barre de Fer prospect on Pure Nickel’s HPM/Forgues property, located 170 kilometres NNW of Sept-Isle Quebec. Significant assay results from the first four holes include intersections in HPM-08-03 of 43.18 metres grading 1.74% nickel and HPM-08-04 with 15.06 metres of 1.72% nickel. The nickel, copper and cobalt mineralization at the Barre de Fer has now been traced by diamond drilling for approximately 300 metres along strike and to a depth of about 280 metres. The mineralization remains open at depth and partially along strike.

On November 6, 2008 Manicouagan released results for an additional 5 holes with encouraging results including hole HPM-08-11 intersecting 9.4 metres grading 1.12% nickel, 0.23% copper and 528 ppm cobalt. Manicouagan Minerals has an option to earn up to a 70 % interest in the property.

Manibridge, Manitoba – Two New Zones of Mineralization Discovered
The Manibridge Mine property yielded very encouraging results from the 2008 summer drill program. Drilling has resulted in the discovery of two nickel zones located within 400 metres of the past-producing Manibridge Mine. Assays from the program included 16.75 metres of 1.38% nickel in hole MN08-01, 5.45 metres of 1.18% nickel in hole MN08-02 and 6.3 metres grading 1.37% nickel in hole MN08-04.

Raglan Nickel Belt, Quebec – VTEM surveys completed
Pure Nickel has three separate properties in the Raglan Nickel belt: SR1, POV, and Nuvilik. This past summer, an 1100 line km VTEM survey was completed on the SR1 property and preliminary geophysical interpretation defined several potential targets that warrant further investigation.

An option to earn-in on POV and Nuvilik was negotiated earlier this year with Minergy Ltd., a resource exploration company headquartered in South Africa. Minergy completed integrated geophysical interpretation over the entire area and a VTEM survey over selected blocks of the Nuvilik property. Further exploration is planned for summer 2009.

Corporate Update
It is appropriate at this time to comment briefly on the current state of the capital markets as it applies to the junior exploration sector. Many of the juniors, including Pure Nickel, have experienced sharp declines in share prices. While this general decline has been ongoing, Pure Nickel has continued exploration on its properties, leveraged its property portfolio by optioning assets, two of which have published very credible results this fall, attracted new institutional following and maintained a strong cash position. Most importantly we were able to partner with ITOCHU Corporation which will enable significant exploration to continue on the MAN property. While these activities generated little sustainable impact on share price Pure Nickel continued to execute the tactical elements of its strategy that it believes will drive shareholder value over the mid to long term.

The company also announces that its board of directors has granted an aggregate of 785,000 stock options to certain senior officers, consultants and employees. The options have an exercise price of $0.06, a term of three years and are subject to the terms and conditions of the company’s Stock Option Plan. Half of the options vest immediately and the remaining vest equally on the first and second anniversary date of granting.

Larry Hulbert, P. Geol. and Phillip Mudry, P.Geol. are the designated Qualified Persons (Q.P.) for the MAN Project and the William Lake Project. Dallas Davis, P.Geol is the designated Qualified Person (Q.P.) for the SR1 project.

About Pure Nickel Inc.:
Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of Pure Nickel are forward-looking statements that involve various risks. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email info@howardgroupinc.com
Website www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President & CEO
T. (416) 644-0066
F. (416) 644-0069
Email: info@purenickel.com
Website: www.purenickel.com